

August 30, 2007

Room 7010

David H. Sidwell
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Form 10-K for Fiscal Year Ended November 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2007**
> **File No. 001-11758**

Dear Mr. Sidwell:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended November 30, 2006

Note 4. Collateralized and Securitization Transactions, page 126

1.   We note from the disclosures on page 4, 127 and 162 that you originate, trade, make markets and take proprietary positions in, and acts as principal with respect to, mortgage related and real estate loan products. We further note on page 4 that in December 2006 you acquired Saxon Capital, Inc., a servicer and originator of subprime residential mortgage loans. We also note that you provide financing to

customers for residential real estate loan products. It is unclear from your document the exposure you have to subprime loans.

Although there may be differing definitions of subprime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

- A rate above prime to borrowers who do not qualify for prime rate loans;
- Borrowers with low credit ratings (FICO scores);
- Interest-only or negative amortizing loans;
- Unconventionally high initial loan-to-value ratios;
- Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
- Borrowers with less than conventional documentation of their income and/or net assets;
- Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
- Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Based on your current public disclosures, it is possible that more clarity about your exposure to any subprime loans could be helpful. Regardless of the materiality of your exposure, we respectfully request that you provide us with supplemental information about your involvement in sub-prime loans.

Preface your response by how you specifically define your subprime loans in practice, if at all. However, we ask that you consider the above definition, in general, as part of your response. In other words, we request that the information you provide be based, more or less, on the above definition. Where it does not, please provide specific guidance. This request may be hard for you to provide on a timely basis. Please consider alternative information that may address the concern, at least in part, but which can be readily provided.

Please provide us with a comprehensive analysis of your exposure to subprime residential loans.   In particular:

- Provide us with your risk management philosophy as it specifically relates to subprime loans. Please address:

  - Your origination policies;
  - The purchase, securitization and retained interests in loans;
  - Investments in subprime mortgage-backed securities and;

- Loans to, commitments to, and investments in subprime lenders.

- Quantify your portfolio of subprime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for subprime definition, in other words, subject to payment increase, high LTV ratio, interest only, negative amortizing, and so on.

- Quantify the following regarding subprime residential mortgages. Explain how you define each category;

  - Non-performing loans;
  - Non-accrual loans;
  - The allowance for loan losses, and;
  - The most recent provision for loan losses.

- Quantify the principal amount and nature of any retained securitized interests in subprime residential mortgages.

- Quantify your investments in any securities backed by subprime mortgages.

- Quantify the current delinquencies in retained securitized subprime residential mortgages.

- Quantify any write-offs/impairments related to retained interests in subprime residential mortgages.

- Please address all involvement with special purpose entities and variable interest entities and quantify the subprime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.

- Quantify and describe any and all potential repurchase commitments you have regarding subprime residential mortgages.

- Quantify and describe any loans to, commitments in, or investments in subprime lenders. Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

- Quantify your revenues from involvement in subprime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Where we have asked you to quantify amounts as of a point in time, please do so as of the end of your last full fiscal year and as of the most recent date practicable. Where we have asked you to quantify amounts for a period, please provide this for the last three full fiscal years and any more recent period if practicable. If you believe that you have provided any of the information requested in public filings, please direct us to such disclosures.

The above list is not intended to be all encompassing. To the extent that you are aware of other asset quality or performance information, or other factors that provide material information about your involvement with subprime residential mortgage loans, please provide that information as well.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in subprime lending, is remote, please explain. If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement.

If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

Form 10-Q for the Fiscal Quarter Ended February 28, 2007

Note 18. Fair Value Disclosures, page 24

2. We note your table of assets and liabilities measured at fair value on a recurring basis as of February 28, 2007 as required by paragraph 32 of SFAS 157. In future filings, please reconcile the items included in this table to your balance sheet and ensure that you have provided all the required disclosures of paragraph 18 of SFAS 159.

3. We note your disclosure on page 38 regarding your assets and liabilities measured at fair value on a non-recurring basis. Your current disclosure refers the reader to notes 2 and 16 for further information, however, these notes and your note 18 do not appear to provide the information required in paragraph 33 of SFAS 157. Please revise future filings to disclose this information or tell us why you believe this information is not necessary.

4. If material in future filings, include the disclosures pursuant to paragraph 18f of SFAS 159, for investments that would otherwise be required to be accounted for under the equity method, if you had not chosen the fair value option.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant